January 15, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Kevin Woody, Branch Chief, Division of Corporate Finance

Re:                               NorthStar Realty Finance Corp.

Form 10-K for Fiscal Year Ended December 31, 2007

Form 10-Q for Quarterly Period Ended September 30, 2008

Definitive Proxy on Schedule 14A

Dear Mr. Woody:

Set forth below are the responses of NorthStar Realty Finance Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated December 16, 2008 (the “December 16 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) filed on February 29, 2008, the Company’s Form 10-Q for the quarterly period ended September 30, 2008 (the “Form 10-Q”) filed on November 8, 2008, and the Company’s Definitive Proxy on Schedule 14A (the “Proxy Statement”) filed on April 25, 2008.

For convenience of reference, each Staff comment contained in the December 16 Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the December 16 Letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Comment 1 — Item 2. Properties, page 47

In future filings, please disclose the average annual rental per square foot as of the end of the end of your most recently completed fiscal year.  Please provide this information on a portfolio basis.

Response to Comment No. 1

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include the average annual rental per square foot as of the end of its most recently completed fiscal year on a portfolio basis.

Comment 2 — Item 2. Properties, page 47

In future filings, as applicable, please identify each property with a book value equal to ten percent or more of your total assets as of the end of your most recently completed fiscal year.  Also, identify each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year.

Response to Comment No. 2

For the year ended December 31, 2007, the Company did not have a single property with a book value equal to ten percent or more of the Company’s total assets or a single property with gross revenues equal to ten percent or more of the Company’s aggregate gross revenues.  In future filings, the Company will disclose that it does not have any one property that meets the disclosure thresholds.

Comment 3 - Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

We note that you made distributions in excess of cash flows from operating activities during the fiscal year ended 2007 as well as in the quarterly period ended September 30, 2008. In future filings, please discuss the source(s) of these distributions, in the Liquidity and Capital Resources section of your MD&A section, as this disparity raises concerns about the sustainability of distributions into the future. Please provide this disclosure in future filings and tell us how you plan to comply.

Response to Comment No. 3

The Company notes the Staff’s comment and advises the Staff that it will discuss the sources of excess distributions, if any, in its future periodic filings with the Commission. The Company has in the past maintained high unrestricted cash balances relative to the difference between its distributions and cash provided by operating activities.  The Company’s Board on a quarterly basis determines an appropriate common stock dividend based upon numerous factors, including REIT qualification requirements, the amount of cash flows provided by operating activities, availability of existing cash balances, borrowing capacity under existing credit agreements, access to cash in the capital markets and other financing sources, the Company’s view of its ability to realize gains in the future through appreciation in the value of its assets, general economic conditions and economic conditions that more specifically impact the Company’s business or prospects.

In addition to more specifically discussing the sources of excess distributions, if any, the Company will continue to note that future dividend levels are subject to adjustment based upon the Company’s evaluation of the factors described above, as well as other factors that our Board may, from time to time, deem relevant to consider when determining an appropriate common stock dividend.

Form 10-Q for the quarterly period ended September 30, 2008

Comment 4 - Consolidated Balance Sheets, page 3

It appears that your disclosure of available for sale securities combines securities you have elected to account for using the fair value option under SFAS 159.  Explain to us how your presentation complies with paragraph 15 of SFAS 159.

Response to Comment No. 4

The Company accounts for all of its available for sale securities at fair value in accordance with SFAS 157, which is further governed by SFAS 159 and SFAS 115.  The Company has interpreted paragraph 15 of SFAS 159 to require separate presentation of fair value amounts and non-fair value amounts (those that are measured using another measurement attribute other than fair value) of its available for sale securities in its statement of financial position.  We believed separate presentation was not required since all the available for sale securities were measured at fair value.

Notes to Condensed Consolidated Financial Statements

1. Formation and Organization

Joint Ventures

Comment 5 - Wakefield Capital LLC, page 7

Please tell us how you accounted for the issuance of $100 million in preferred stock of Wakefield Capital LLC to Inland American Trust.  In your response, specifically address how you applied the guidance in SAB Topic 5H.

Response to Comment No. 5

  The Company respectfully submits that the guidance of SAB Topic 5H does not apply because the Company issued $100 million of newly created convertible preferred membership interest in the Wakefield Capital LLC to Inland American Trust and not common stock.  The newly created convertible preferred membership interest is convertible into common membership interest, upon certain conditions, and has protective voting rights only. The preferred membership interest is accounted for as minority interest in the consolidated financial statements of the Company.  The Company has reviewed the guidance of SAB Topic 5H and determined that even if SAB Topic 5H applied, the guidance states that for the issuance of a convertible instrument a gain should not be recognized before its conversion into common equity, and then recognized only if that realization of the gain is reasonably assured at the time of such exercise or conversion. Because the issuance was a convertible instrument it is excluded from gain recognition under SAB Topic 5 H.

Comment 6 — 3.  Fair Value of Financial Instruments, page 12

Explain to us how you have met all of the disclosure requirements of paragraph 19 of SFAS 159.  Specifically, tell us where you have disclosed the information required by paragraph 19a and 19d of SFAS 159.

Response to Comment No. 6

The Company notes the Staff’s comment.  The Company believes that the disclosure requirements of SFAS 159 paragraph 19a are met on page 17 and disclosed as follows:

“For the three and nine months ended September 30, 2008, the Company recognized a net gain of $252.4 million and a net gain of $434.3 million, respectively, as the result of the change in fair value of financial assets and liabilities for which the fair value option was elected, which is recorded as unrealized gain (loss) on investments and other in the Company’s condensed consolidated statement of operations.”

The Company will revise its disclosure in its Form 10-K for the year ended December 31, 2008 and future filings to include the disclosure requirements of SFAS 159 paragraph 19d, as applicable.

Comment 7 — Fair Value Option, page 15

We note your disclosure that the $249.9 million transition adjustment to retained earnings as a result of the adoption of SFAS 159 does not include the write-off of $34.6 million of deferred costs associated with exchangeable senior notes, N-Star bonds payable and liability to subsidiary trusts issuing preferred securities.  Explain to us how you have complied with the guidance in paragraph 26 of SFAS 159.

Response to Comment No. 7

The Company notes the Staff’s comment.  The Company has complied with paragraph 26 of SFAS 159 by writing off its deferred costs associated with its exchangeable senior notes, N-Star bonds payable and liability to subsidiary trusts issuing preferred securities. Please see footnote 2 of the second table on page 16, which discloses the $34.6 million of deferred financing costs written off.  In future filings the Company will revise its disclosure to further clarify that the total transitions adjustment included the $34.6 million of deferred costs written off.

Definitive Proxy Statement

Executive Compensation and Other Information, page 14

Comment 8 - Compensation Discussion and Analysis, page 14

We note that you have disclosed the names of some, but not all, of the companies that you consider your peer group. Specifically, you have not disclosed the names of four externally-managed REITS, hedge funds, and private equity funds with $1 to $5 billion of assets under management. Please identify all companies to which you have compared yourself as well as the compensation components you used in your comparisons. Additionally, please explain how you used the “subset” of your peer group. Please provide this disclosure in the future filings and tell us how you plan to comply.

Response to Comment No. 8

The Company has reviewed its disclosures regarding its peer group in its Definitive Proxy Statement.  In response to the Staff’s comment, the Company agrees in future filings to (i) disclose all peer group companies specifically by name, (ii) disclose all compensation components used by the Company in comparison to the peer group, and (iii) explain how the Company uses a subset of the peer group.

Comment 9 - Compensation Discussion and Analysis, page 14

We note your disclosure of the factors the compensation committee looks at when determining base salaries which include the company’s performance, individual performance and the scope of each of your executive officer’s responsibilities, experience and performance. We also note that your compensation committee tries to keep your executive officers salary levels competitive with the base salaries of other executives with similar responsibilities at comparable companies. Please specifically explain how such factors led the compensation committee to set the base salary amounts that it did for 2007 and 2008. Please provide this disclosure in future filings and tell us how you plan to comply.

Response to Comment No. 9

The Company has reviewed its disclosures in its Definitive Proxy Statement regarding the factors the compensation committee looks at when determining base salaries.  In response to the Staff’s comment, the Company agrees in future filings to specifically explain how the factors that the compensation committee looks at when determining base salaries (including the Company’s performance, individual performance and the scope of each of the Company’s executive officer’s responsibilities, experience and performance) led the compensation committee to set base salaries.

Comment 10 - Compensation Discussion and Analysis, page 14

We noted that annual cash bonuses and annual equity incentive awards are based, in part, on overall company performance and each executive officer’s contribution to the performance of the Company. Please disclose the Company’s and each executive officers contribution to the performance of the Company and specifically explain how each of these factors led to the compensation committee to set the annual cash bonuses and annual incentive awards that id did in 2007. Please provide this disclosure in future filing and tell us how you plan to comply.

Response to Comment No. 10

The Company has reviewed its disclosures in its Definitive Proxy Statement regarding annual cash bonuses and annual incentive awards.  In response to the Staff’s comment, the Company agrees in future filings to provide more specificity regarding the Company’s performance, each executive officer’s contribution to the performance and how such factors led to the annual cash bonuses and annual incentive awards.

* * *

As requested in your letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2650 or Lisa Meyer, Chief Accounting Officer at (212) 547-2662.

Sincerely,
/s/ Andrew C. Richardson
Andrew C. Richardson
Chief Financial Officer

cc:                                 Robert Telewicz

(Securities and Exchange Commission)

Robert Downes

(Sullivan & Cromwell LLP)

Albert Tylis

(NorthStar Realty Finance Corp.)

Winston Wilson

(Grant Thornton LLP)